UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

Specialized Disclosure Report

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Surmodics, Inc.

(Exact name of registrant as specified in its charter)

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Minnesota	0-23837	41-1356149
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
9924 West 74th Street Eden Prairie, Minnesota		55344
(Address of Principal Executive Offices)		(Zip Code)

Gordon S. Weber Senior Vice President, General Counsel and Secretary (952) 500-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Surmodics, Inc. Conflict Minerals Report for the year ended December 31, 2020 is provided as Exhibit 1.01 hereto and is publicly available at www.surmodics.com in the Corporate Governance subsection of the Investors section of the website, under the heading “Governance Overview.”

Item 1.02 Exhibit

The Conflict Minerals Report is attached as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01.  Exhibit

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SURMODICS, INC.

Date: May 25, 2021	/s/ Gordon S. Weber
Gordon S. Weber
Sr. Vice President and General Counsel